CONSENT OF AUTHOR

TO: Toronto Stock Exchange
American Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
Pacific Rim Mining Corp.

I, William Gehlen, do hereby consent to being named as a professional person in the Annual Information Form of Pacific Rim Mining Corp. dated July 25, 2006 (the "**AIF**") and authorize the use of the information represented in the AIF as having been prepared by me or under my supervision.

DATED this 25 day of July, 2006.

William Gehlen